9420 Underwood Ave., Suite 10 Omaha, NE 68114 Phone: 402-884-8700 Fax: 402-884-8776 www.gpreinc.com

August 9, 2010

VIA FACSIMILE AND EDGAR

Erin Jaskot
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Green Plains Renewable Energy, Inc.
Registration Statement on Form S-3
File No. 333-167292

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Green Plains Renewable Energy, Inc. (the “Registrant”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective by noon, Eastern Time, or as soon as possible thereafter, on August 11, 2010.

In addition, at the request of the staff, the Registrant acknowledges the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN PLAINS RENEWABLE ENERGY, INC.

By: /s/ Todd A. Becker
Name: Todd A. Becker
Title: President and Chief Executive Officer